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06013790

WRITER'S DIRECT LINE

202 682-7296

May 5, 2006


SEC MAIL
RECEIVED
MAY 05 2006
WASH. D.C.
156
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File # 82-4908

Greencore will announce its interim results for the half year ended 31st March 2006 on Wednesday, 7th June 2006. The reason for the change from 23rd May 2006 is to allow sufficient time to complete the additional detailed work required under IFRS.

PATRICK COVENEY
CHIEF FINANCIAL OFFICER
TEL: +353 1 605 1003

GREENCORE GROUP PLC
ST STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2 05 MAY 2006

Commission File # 82-4508

greencore
group



Restatement of financial information under International Financial Reporting Standards (IFRS)

greencore group

GREENCORE GROUP PLC

Restatement of financial information under International Financial Reporting Standards (IFRS)

CONTENTS

greencore group

1. INTRODUCTION

In July 2002, the European Union ('EU') approved a regulation requiring all EU listed companies to prepare consolidated financial statements in accordance with International Financial Reporting Standards ('IFRS') for accounting periods commencing on or after 1st January 2005. Accordingly, Greencore Group plc ('the Group') will publish its 2006 annual report in accordance with IFRS. Previously, the Group prepared its financial statements in accordance with accounting standards generally accepted in Ireland and the United Kingdom ('Irish/UK GAAP') and with Irish Statute comprising the Companies Acts, 1963 to 2005, and the European Communities (Companies: Group Accounts) Regulations, 1992.

This document provides information as to how the Group's reported Irish/UK GAAP financial results for the year ended 30th September 2005 and its financial position as at that date (reported on 15th December 2005) would have been reported based on the Basis of Preparation of Financial Statements under IFRS, as outlined in Section 3. This document, therefore, includes:

- the Group's provisional accounting policies under IFRS applied in the preparation of this financial information;
- detail of each IFRS reconciliation adjustment along with commentary on each significant adjustment;
- the Group's consolidated balance sheet reconciliation between Irish/UK GAAP and IFRS as at 25th September 2004 - the Group's date of transition to IFRS ('Opening IFRS balance sheet');
- the Group's consolidated income statement reconciliation between Irish/UK GAAP and IFRS for the half year ended 25th March 2005 (unaudited) and the year ended 30th September 2005;
- the Group's consolidated statement of total recognised income and expense for the half year ended 25th March 2005 (unaudited) and the year ended 30th September 2005;
- the Group's consolidated balance sheet reconciliation between Irish/UK GAAP and IFRS as at 25th March 2005 (unaudited) and at 30th September 2005; and
- the Group's restated IFRS opening balance sheet as at 1st October 2005 following the application of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' (the Group has taken the option to defer the implementation of IAS 32 and IAS 39 to the financial year ending 29th September 2006).

The adoption of IFRS represents a change in the basis of preparation of the financial statements and does not impact the operations or cash flows of the Group. The implementation of IFRS may, however, result in increased volatility in future reported results, principally due to changes in the accounting for financial instruments, foreign currency and pensions.

The consolidated restated IFRS balance sheets as at 25th September 2004 and 30th September 2005, the consolidated restated IFRS income statement and the statement of recognised income and expense for the year ended 30th September 2005, together with the related accounting policies note and the 1st October 2005 transition adjustment relating to the adoption of IAS 39 including the related accounting policies note, have been audited by the Group's auditors, PricewaterhouseCoopers. The precise scope of this audit is set out in the attached Special Purpose Audit Report of PricewaterhouseCoopers to Greencore Group plc on its IFRS financial information.

The financial statements included in the Group's restatement of financial information under IFRS are not the statutory accounts of the Group, a copy of which was required to be annexed to the Company's annual return to the Companies Office in Ireland. A copy of the statutory accounts required to be annexed to the Company's annual return in respect of the year ended 30th September 2005 has, in fact, been so annexed. In addition, the auditors of the Company and its subsidiaries, PricewaterhouseCoopers, have made their report, without qualification, on the audit of the statutory accounts of the Group in respect of the year ended 30th September 2005.

greencore group

2. IMPACT OF IFRS AT A GLANCE

The following table summarises the impact of IFRS on the results for the year ended 30th September 2005. A full reconciliation of financial information from Irish/UK GAAP to IFRS is set out in Section 8.

	Irish/UK GAAP €'000	IFRS €'000	Change €'000	Principal Reasons for Change
Group operating profit pre-exceptional	83,320	101,953	+18,633	(a) Reversal of goodwill amortisation +€20.7m (b) Exclusion of discontinued operations +€5.1m (c) Increase in pension costs -€5.9m (d) Reduction in lease incentive benefits -€1.4m
Group operating profit/(loss) post-exceptional	(37,569)	27,698	+65,267	(a) Reversal of goodwill amortisation +€20.7m (b) Exclusion of discontinued operations net trading losses (+€5.1m), provision for loss on termination of operations (+€51.2m) along with the disposal of interest in subsidiaries and associates (-€1.9m) (c) Increase in pension costs -€5.9m (d) Increase in exceptional pension costs -€2.7m (e) Reduction in lease incentive benefits -€1.4m
Profit before taxation and pre-exceptional	56,968	80,417	+23,449	(a) Reversal of goodwill amortisation +€20.7m (b) Exclusion of discontinued operations +€5.1m (c) Reduction in lease incentive benefits -€1.4m (d) Increase in pension costs -€0.4m
Equity share capital and reserves	217,872	193,494	-24,378	(a) Recognition of pension obligations -€45.4m (b) Reversal of goodwill amortisation +€20.7m (c) Reversal of proposed dividends +€14.9m (d) Recognition of deferred taxation -€6.9m (e) Recognition of lease incentives -€4.7m (f) Recognition of other benefits (employee benefits)-€2.0m

	Irish/UK GAAP € cent	IFRS € cent	Change € cent	Principal Reasons for Change
Adjusted EPS*	33.8	32.5	-1.3	(a) Increase in taxation charge -0.5c (b) Reduction in lease incentive benefits -0.5c (c) Increase in pension costs -0.2c

** The calculation of adjusted earnings per share is after the elimination of the exceptional loss as disclosed in Section 7.*

3. BASIS OF PREPARATION OF FINANCIAL STATEMENTS UNDER IFRS

Previously, the Group prepared its annual consolidated financial statements under Irish/UK GAAP. From 1st October 2005, the Group is required to present its annual consolidated financial statements in accordance with IFRS adopted by the EU.

In preparing this financial information, management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the Group prepares its first set of financial statements for the year ending 29th September 2006, in accordance with accounting standards adopted by the EU. As a result, although this information is based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. IFRS standards and International Financial Reporting Interpretations Committee ('IFRIC') interpretations are subject to ongoing review and possible amendment or interpretative guidance. Accordingly, further standards may be issued that could be applicable for financial years beginning on or after 30th September 2005, or are applicable to later periods, but with the option for companies to adopt for earlier periods. As a result, additional adjustments could be required to the 2005 financial information prior to its inclusion as comparative figures in the 2006 final financial statements. Therefore, until the Group prepares its first set of accounts in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The rules for first time adoption of IFRS are set out in IFRS 1 'First-Time Adoption of International Financial Reporting Standards'. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the Group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS (as further detailed at Section 4 below).

The impacts of adopting IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' are not included in the year ended 30th September 2005 comparatives in accordance with IFRS 1. Previously, the Group followed Irish/UK GAAP.

Relevant Accounting Periods

The financial statements of the Group are normally prepared on a 52 week basis. The 2005 full-year financial statements were prepared for a 53 week period ending on 30th September 2005. The 2005 interim financial statements were prepared for a 26 week period ending on 25th March 2005 (unaudited).

4. IFRS 1: FIRST-TIME ADOPTION EXEMPTIONS

The transition date to IFRS for the Group is 25th September 2004 ("the Transition Date"), being the start of the period of comparative information. As outlined above, IFRS 1 requires the Group to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position at the date of transition to IFRS. Details of the provisional IFRS accounting policies are set out in Section 6 of this document. Details of the IFRS 1 exemptions being adopted are as follows:

IFRS 3 'Business Combinations'

The Group has elected not to apply IFRS 3 'Business Combinations' to combinations which took place prior to the Transition Date. Goodwill previously written off to reserves will not be included in any subsequent impairment review, nor will it be included in the gain or loss on the subsequent disposal of the relevant business.

IAS 19 'Employee Benefits'

Under IAS 19 'Employee Benefits', all cumulative pension actuarial gains and losses arising on the Group's defined benefit pension schemes have been recognised in full on the balance sheet at the Transition Date and adjusted against reserves. The Group has decided to early adopt the amended version of IAS 19 and will recognise actuarial gains and losses in full in the statement of recognised income and expense ('SORIE') as they arise.

IAS 21 'Cumulative Translation differences'

Under IAS 21 'Foreign Exchange', the Group is required to classify all cumulative translation differences as a separate component of equity. As a first time adopter, the Group has elected not to apply this requirement retrospectively. As a result, cumulative translation differences for all foreign operations are deemed to be zero at the Transition Date. Any gains or losses on subsequent disposals of foreign operations will exclude foreign currency translation differences arising before 25th September 2004.

IAS 32/39 'Financial Instruments'

The Group has taken the option to defer the implementation of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' to the financial year ending 29th September 2006. Accordingly, comparative information disclosed in the 2006 annual report will be presented on the same basis as reported in the 2005 Greencore Group plc annual report.

IAS 16 'Valuation of Properties'

Fair value, or a previous revaluation to fair value adjusted for subsequent depreciation, may be used as deemed cost for any item of property, plant and equipment at the Transition Date. The Group has elected to use a previous revaluation to fair value adjusted for depreciation as deemed cost for any items of property, plant and equipment which were held at valuation under Irish/UK GAAP.

IFRS 2 'Share-Based Payments'

IFRS 1 provides an exemption which allows entities to only apply IFRS 2 'Share Based Payments' to share based payment awards granted after 7th November 2002 and which had not vested as at 1st January 2005. The Group has elected to apply this exemption.

5. KEY FINANCIAL IMPACTS

The analysis hereunder sets out the significant adjustments arising from the transition to IFRS. Further details of these individual adjustments are set out in the appendices in Section 8.

(a) Presentation of Income Statement

(i) Discontinued Operations

IFRS 5 'Non-Current Assets held for Sale and Discontinued Operations' requires that non current assets and disposal groups (groups of assets that are to be disposed of in a single transaction) be presented separately from other assets and liabilities. There was no Irish/UK GAAP equivalent requirement for separate disclosure of these items.

Under Irish/UK GAAP, turnover and results of discontinued operations until disposal date were separately disclosed within total turnover and operating profit. The profit or loss on disposal of the operation was separately disclosed below operating profit.

Under IFRS 5, a single number is disclosed on the face of the income statement after profit after tax, being the total of (i) the discontinued operation's post-tax profit / loss and (ii) the post tax gain / loss on disposal of the operation.

IFRS 5 is effective for accounting periods beginning on or after 1st January 2005 but the Group has opted under this standard's transitional provisions to implement it from date of transition, using valuations and other information that were available at that date.

The loss from discontinued operations for the year ended 30th September 2005 is €41.9m. This loss comprises the net of (i) net trading losses for the discontinued operations, (ii) a profit on the disposal in August 2005 of a small non-core deli-style meat business with operations in Ireland and Germany and (iii) a provision for the loss on disposal of the UK Pizza business, disposed of in October 2005. This provision for disposal includes the write-down of assets to their recoverable amount, with the result that there are no material items to include in a disposal group (as defined by IFRS 5) at the year ended 30th September 2005.

(ii) Joint Ventures and Associates

Under Irish/UK GAAP, the results of joint ventures and associates were split between operating profit, interest and tax with each separate figure shown in the profit and loss account. Under IAS 1 'Presentation of Financial Statements' and IAS 28 'Investments in Associates', the results of joint ventures and associated undertakings will now be presented net of interest and tax as a single line item in the income statement.

As required under IFRS, the Group has reclassified all items related to its associated undertakings (including interest, taxation and pensions) to one single line item in the income statement.

(iii) Exceptional Items

Under Irish/UK GAAP, three types of exceptional items were required to be shown after operating profit (a) profits/losses on the sale or termination of an operation, (b) costs of a fundamental reorganisation or restructure having a material effect on the nature and focus of the reporting entity's operations and (c) profits or losses on the disposal of fixed assets.

All exceptional items, apart from the results of discontinued operations, are disclosed in the appropriate operating profit line item before operating profit, with separate disclosure for items which are material by virtue of their size or nature.

This results in a reclassification of exceptional items reported by the Group during the year ended 30th September 2005.

(b) Employee Benefits

The Group has three employee benefit related IFRS adjustments comprising (a) pensions (b) share-based payments and (c) other benefits. The total impact of these adjustments on the income statement and shareholders' funds is as follows:

	Sep-04 (audited) €'000	**Mar-05 (unaudited) €'000**	**Sep-05 (audited) €'000**
Income statement (pre tax)	n/a	(3,744)*	(3,081)*
Net impact on shareholders' funds	(18,065)	(37,775)	(46,732)

* *Includes €2.7m of pension costs related to exceptional items (fundamental re-organisation of Greencore Sugar). As disclosed in the 2005 Greencore Group plc annual report, the exceptional charge under Irish/UK GAAP would have been €2.7m higher had FRS 17 applied to the Group for the financial year ended 30th September 2005.*

(i) Pensions

The Group has, to date, accounted for all its defined benefit pension schemes under SSAP 24 (Irish/UK GAAP), whereby pension costs were spread over the employees' periods of service. In addition, the Group complied with the transitional arrangements of FRS 17 which required certain disclosures in the notes to the accounts (including the market value of pension assets and actuarial value of pension liabilities and the amounts which would have been charged to the profit and loss account and the statement of recognised gains and losses).

Under IFRS, the Group has opted to recognise in full all actuarial gains and losses in the period in which they arise in the statement of total recognised income and expense ('SORIE'). As a result, the accounting treatment of defined benefit plans will be similar to that previously disclosed in respect of FRS 17. In summary, the income statement will include current service costs, past service costs, the expected return on plan assets and interest costs. Actuarial gains and losses will be recognised directly in equity through the SORIE, while the balance sheet will reflect the full extent of the pension scheme obligations. The impact of adopting IAS 19 on the income statement and shareholders' funds is set out as follows:

	Sep-04 (audited) €'000	Mar-05 (unaudited) €'000	Sep-05 (audited) €'000
Income statement – continuing operations (pre tax)	n/a	(512)	(357)
Income statement – exceptional items (pre tax)*	n/a	(2,700)	(2,700)
Net impact on shareholders' funds:			
Net pension deficit	(50,098)	(68,290)	(81,888)
Deferred tax asset	15,946	17,081	22,579
Group share of net pension deficit of associates	(1,896)	(3,341)	(3,437)
Reversal of SSAP 24 accruals and provisions	19,659	18,758	17,305
	(16,389)	(35,792)	(45,441)

** As disclosed in the 2005 Greencore Group plc annual report, the exceptional charge under Irish/UK GAAP would have been €2.7m higher had FRS 17 applied to the Group for the financial year ended 30th September 2005. This charge relates to the fundamental re-organisation of Greencore Sugar.*

(ii) Share-Based Payments

IFRS 2 'Share-Based Payments' requires that an expense for share-based payments (including executive share option schemes and employee sharesave schemes) is recognised in the income statement based on the fair value of the options granted. This expense is spread over the vesting period. As outlined in Section 4, this requirement applies only to executive share option and employee sharesave grants made after 7th November 2002 and which had not vested as of 1st January 2005. The binomial method was used in the valuation of these options.

Based on the requirements of IFRS 2, the Group has recognised a pre-tax expense of €0.068m for the half year ended 25th March 2005 (unaudited) and €0.153m for the full year ended 30th September 2005 in the income statement.

(iii) Other Benefits

IAS 19 'Employee Benefits' introduces specific guidance in relation to accumulating compensated absences, requiring that an entity recognises the cost of these absences when the employee renders the service that increases their entitlement to future compensated absences. The impact of accounting for these accumulating compensated absences (relating to accumulating holiday entitlements) on the income statement and shareholders' funds is as follows:

	Sep-04 (audited) €'000	Mar-05 (unaudited) €'000	Sep-05 (audited) €'000
Income statement (pre tax)	n/a	(464)	129
Net impact on shareholders' funds	(2,050)	(2,463)	(1,968)

(c) Property Leases

The Group has lease related IFRS adjustments comprising (a) finance leases and (b) lease incentives. The total impact of these adjustments on the income statement and shareholders' funds is as follows:

	Sep-04 (audited) €'000	Mar-05 (unaudited) €'000	Sep-05 (audited) €'000
Income statement (pre tax)	n/a	(680)	(1,435)
Net impact on shareholders' funds	(4,862)	(5,343)	(5,875)

(i) Finance Leases

The Group's review of the requirements of IAS 17 'Leases' has identified one property lease previously recognised under Irish/UK GAAP as an operating lease. Under IAS 17 the building element of this lease will be reclassified as a finance lease, while the land element will continue to be classified as an operating lease. At 30th September 2005, this resulted in an increase of €0.702m in the carrying value of property, plant and equipment, together with a related finance lease creditor of €1.843m. This creditor, because of its inclusion within borrowings, has the effect of increasing net debt. Cash flows are however unaffected.

In the income statement, the operating lease rentals charged under Irish/UK GAAP are replaced with a depreciation charge on the property, plant and equipment and a finance charge (included within interest costs). The total amounts charged to the income statement over the life of the lease remain the same under both Irish/UK GAAP and IFRS, however, under a finance lease, a higher income statement charge is incurred in the early years owing to the impact of higher interest charges.

	Sep-04 (audited) €'000	Mar-05 (unaudited) €'000	Sep-05 (audited) €'000
Income statement (pre tax)	n/a	(14)	(27)
Net impact on shareholders' funds:			
Elimination of rental payments	1,796	1,844	1,893
Recognition of finance charge	(2,194)	(2,241)	(2,289)
Recognition of depreciation	(716)	(731)	(745)
	(1,114)	(1,128)	(1,141)

(ii) Lease Incentives

Under Irish/UK GAAP, lease incentives are spread over the period to the first rent review date in circumstances where the rent review is to market rent. IFRS, SIC 15 'Operating Leases – Incentives' requires that lease incentives be spread over the life of the lease. Accounting for lease incentives under IFRS results in a reduction in shareholders' funds of €3.748m at the Transition Date, €4.215m for the half year ended 25th March 2005 (unaudited) and €4.734m for the year ended 30th September 2005 (being the amounts of lease incentives to be held on balance sheet as deferred income). A pre-tax reduction in earnings of €0.666m for the half year ended 25th March 2005 (unaudited) and €1.408m for the year ended 30th September 2005 also arises.

	Sep-04 (audited) €'000	Mar-05 (unaudited) €'000	Sep-05 (audited) €'000
Income statement (pre tax)	n/a	(666)	(1,408)
Net impact on shareholders' funds	(3,748)	(4,215)	(4,734)

(d) Goodwill

Under Irish/UK GAAP goodwill is capitalised and amortised over its estimated useful life. IFRS 3 'Business Combinations' prohibits the amortisation of goodwill and requires that goodwill be carried at cost and subject to annual impairment reviews (or more frequent impairment reviews if conditions indicate that the carrying value is impaired).

The Group has adopted the optional exemption under IFRS 1 not to restate business combinations made before the Transition Date. As a result, goodwill arising after the Transition Date and unamortised goodwill carried as an intangible asset at the Transition Date is not amortised but is subject to an annual impairment review. Goodwill which arose on acquisitions pre 25th September 1998 was written off directly to reserves in the year in which it arose. Goodwill on subsequent acquisitions was capitalised and amortised over its useful life, not exceeding 20 years. Under IFRS, goodwill previously written off to reserves is not included in the gain or loss on subsequent disposal of the relevant business.

As required under IFRS 1, goodwill was reviewed for impairment at the Transition Date and no impairment resulted from that review. The adjustment of €10.304m for the half year ended 25th March 2005 (unaudited) and €20.718m for the full year ended 30th September 2005 in both the income statement and shareholders' funds relates to the reinstatement of goodwill amortised during the 2005 financial year under Irish/UK GAAP.

	Sep-04 (audited) €'000	Mar-05 (unaudited) €'000	Sep-05 (audited) €'000
Income statement (pre tax)	n/a	10,304	20,718
Net impact on shareholders' funds	n/a	10,304	20,718

(e) Taxation

Under Irish/UK GAAP, deferred taxation was provided in full on timing differences that resulted in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date. Deferred taxation was not provided on the un-remitted earnings of subsidiaries, associates or joint ventures where there was no commitment to remit these earnings, or on the revaluation of assets unless a binding sales agreement existed at the balance sheet date.

Under IAS 12 'Income Taxes', deferred taxation is provided on all temporary differences which exist at the balance sheet date, including un-remitted earnings of associates where the group does not have the ability to control the payment of dividends by the associate. Deferred tax is provided on all revaluations and rolled over capital gains, regardless of whether there is an intention to dispose of the relevant assets in the future.

Deferred tax adjustments are also required to account for the tax effects of other IFRS adjustments.

The detailed movements from Irish/UK GAAP to IFRS, as included in Section 8, outline the taxation impact of each adjustment. In particular:

- Deferred taxation has been recognised in respect of the pension assets and liabilities (including those of associates) as recognised in each IFRS balance sheet.
- Deferred taxation has been provided in respect of all revalued properties and in respect of all capital gains rolled over into new assets for taxation purposes.

(f) Dividends

Under Irish/UK GAAP, dividends were recognised in the period to which they related including dividends declared after the balance sheet date (for the period to the balance sheet date). IAS 10 'Events After the Balance Sheet Date' requires that dividends declared after the balance sheet date should not be recognised as a liability at the balance sheet date, as the liability does not represent a present obligation as defined by IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'. Accordingly, the 2004 final dividend of €14.574m (Transition Date), the interim dividend of €9.804m (half year (unaudited)) and the final dividend for the year ended 30th September 2005 of €14.853m have been reversed from the relevant restated IFRS balance sheets. These adjustments represent timing differences only, because these dividends were subsequently paid.

	Sep-04 (audited) €'000	Mar-05 (unaudited) €'000	Sep-05 (audited) €'000
2004 Final dividend	14,574	n/a	n/a
2005 Interim dividend	n/a	9,804	n/a
2005 Final dividend	n/a	n/a	14,853
Net impact on shareholders' funds	14,574	9,804	14,853

(g) Foreign Exchange

Under Irish/UK GAAP, currency translation differences on foreign currency net investments have been written off to revenue reserves.

Under IAS 21 'The Effects of Changes in Foreign Exchange Rates', translation differences are recorded in a separate currency translation reserve. On disposal of a foreign operation, the cumulative translation differences relating to the relevant operation are transferred to the income statement as part of the profit or loss on disposal. It has been assumed that the draft amendment to IAS 21 issued by the IASB on 30th September 2005 will be adopted and endorsed by the EU.

The Group has availed of the IFRS 1 exemption that allows it to deem all cumulative translation differences that have arisen up to the Transition Date to be equal to zero. These translation differences will, therefore, remain written off against revenue reserves.

Under IFRS, an intra-group monetary asset (or liability), whether short-term or long-term, cannot be eliminated against the corresponding intra-group liability (or asset) without showing the results of currency fluctuations in the consolidated financial statements, unless the exchange differences arise on a monetary item that forms part of a net investment in a foreign operation. The financial impact of this requirement is an additional pre-tax gain to the income statement of €0.597m for the half year ended 25th March 2005 (unaudited) and €0.037m for the year ended 30th September 2005.

(h) Other

Other items include the following IFRS adjustments:

(i) Intangible Assets

Under Irish/UK GAAP, software and software development costs are included within tangible fixed assets. Under IAS 38 'Intangible Assets', software is classified within intangible assets. This results in a balance sheet reclassification from property, plant and equipment to intangible assets of €1.962m at the Transition Date, €2.093m for the half year ended 25th March 2005 (unaudited) and €2.533m for the full year ended 30th September 2005.

(ii) Investment Property

Under Irish/UK GAAP, the Group currently includes all owned property assets within tangible assets on the balance sheet. Under IAS 40 'Investment Properties', the Group is required to split out any property which is held to earn rentals or for capital appreciation purposes. As a result, there is a reclassification of €1.199m at the Transition Date, €1.150m for the half year ended 25th March 2005 (unaudited) and €1.101m for the full year ended 30th September 2005. The Group has opted to apply the cost model for Investment Properties.

(iii) **Inventories**

Certain overhead and warehousing attributable costs included in the carrying value of inventory under SSAP 9 'Stocks and Long Term Contracts' are not allowed under IAS 2 'Inventories'. Adjusting out these non-allowable costs results in a reduction in shareholders' funds of €0.475m at the Transition Date, €0.484m for the half year ended 25th March 2005 (unaudited) and €0.414m for the full year ended 30th September 2005. The impact on pre tax earnings is an increase of €0.019m for the half year ended 25th March 2005 (unaudited) and €0.087m for the full year ended 30th September 2005.

(iv) *Revenue and Cost of Sales*

In its Irish/UK GAAP results, the Group included certain volume rebates as part of cost of sales. In order to comply with IAS 18 'Revenue', volume rebates have been reclassified as a reduction in revenue. This reclassification has no impact on operating profit.

(i) Financial Instruments

The Group has taken the option to defer the implementation of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' to the financial year ending 29th September 2006. Accordingly, comparative information disclosed in the 2006 annual report will be presented on the same basis as reported in the 2005 Greencore Group plc annual report.

The accounting policies which apply to financial instruments are set out in detail in Section 6. The impact of applying these policies is set out in Appendix VI of Section 8.

6. BASIS OF PREPARATION AND PROVISIONAL ACCOUNTING POLICIES UNDER IFRS

The financial statements for the 52 weeks ending 29th September 2006 will be prepared in accordance with International Financial Reporting Standards and IFRIC interpretations endorsed by the European Union ('EU') and with those parts of the Companies Acts, 1963 to 2005 applicable to companies reporting under IFRS. The principal provisional IFRS accounting policies to be adopted in the preparation of these financial statements and which have been adopted in preparing the IFRS financial information presented in this document are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of Preparation

The financial statements are prepared in euro (rounded to the nearest thousand).

The consolidated financial statements of the Group have been prepared in accordance with IFRS. The consolidated financial statements have been prepared under the historical cost convention. With effect from 1st October 2005 the historical cost convention has been modified by the revaluation of financial assets and certain financial liabilities (including derivative instruments) at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

(b) Basis of Consolidation

The consolidated financial statements comprise the financial statements of the parent undertaking and its subsidiary undertakings, together with the Group's share of the results of associated undertakings.

Subsidiary undertakings are included in the consolidated financial statements from the date on which control over the operating and financial policies is obtained and cease to be consolidated from the date on which control is transferred out of the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. The existence and effect of potential voting

rights that are currently exercisable or convertible are considered in determining the existence or otherwise of control. All inter-group transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation.

The Group's share of the results and net assets of associated companies and joint ventures are included based on the equity method of accounting. An associate is an enterprise over which the Group is in a position to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the investee. A joint venture is an entity subject to joint control by the Group and other parties. Under the equity method of accounting, the Group's share of the post-acquisition profits or losses of associates and joint ventures is recognised in the income statement and its share of post acquisition movements in reserves is recognised in reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the associate or joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the associate or joint venture.

(c) Revenue

Revenue represents the fair value of the sale of goods and services to external customers, excluding trade discounts and value added tax. Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer, it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably. Revenue from the rendering of services is recognised in the period in which the services are rendered.

Interest income is recognised on a time apportioned basis taking account of the principal outstanding and the effective rate over the period to expected maturity, when it is determined that such income will accrue to the Group. Dividend income is recognised when the right to receive payment is established.

(d) Property, Plant and Equipment

With the exception of assets that have been revalued (with such valuation being used as deemed cost on transition to IFRS), property, plant and equipment is stated at cost less subsequent depreciation and any impairment loss.

Depreciation is provided so as to write off the cost less residual value of each fixed asset during its expected useful life using the straight line or reducing balance methods over the following periods:

Freehold and long leasehold buildings	40 - 50 years
Plant, machinery, fixtures and fittings	3 - 25 years
Freehold land is not depreciated	

Useful lives and residual values are reassessed annually.

Assets held under finance leases are depreciated over their expected useful lives, taking into account the time period over which benefits from the leased assets are expected to accrue to the Group.

Gains or losses on the disposal of property, plant and equipment represent the difference between the net proceeds and the carrying value at the date of sale. Sales are accounted for when there is an unconditional exchange of contracts or when all necessary terms and conditions have been fulfilled.

(e) Leased Assets

Finance Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased item, or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in interest bearing loans and borrowings.

Operating Leases

All operating lease rentals (i.e. payments as lessee or receipts as lessor) net of incentives for entering into an operating lease are recognised in the income statement on a straight-line basis over the term of the lease. Income earned under operating leases is credited to the income statement when earned.

(f) Intangible Fixed Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. In respect of goodwill on associates, the carrying amount of goodwill is included in the carrying amount of the investment.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Any impairment is recognised immediately in the income statement.

In accordance with IFRS 1, goodwill written off to reserves prior to the transition to IFRS remains written off. Goodwill which was capitalised and amortised under previous accounting standards is held at its carrying value at the date of transition.

Computer Software

Externally acquired computer software and software licences are capitalised. Other costs directly associated with developing and maintaining computer software programs are capitalised once the recognition criteria set out in IAS 38 are met. Once the software is ready for its intended use, these costs are amortised on a straight-line basis over the estimated useful life of the software.

(g) Investments

For 2005, investments are stated at cost less provision for permanent diminution in value. Income from financial fixed assets is recognised in the profit and loss account in the year in which it is receivable.

For 2006, all financial assets are classified as available for sale and are initially recognised at fair value and valued at fair value at each balance sheet date. Unrealised gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity. When such investments are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investments

(h) Impairment of Non-Financial Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash-flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(i) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is calculated based on first-in first-out (FIFO) or weighted average as most appropriate. Cost includes raw materials, direct labour and expenses, and related production and other overheads. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

(j) Trade Receivables

Trade receivables are initially recognised at fair value and subsequently valued net of provision for impairment. A provision for impairment of trade receivables is recognised when there is evidence that the Group will not be able to collect all amounts due according to the original terms of the relevant trade receivable.

(k) Employee Benefits

Defined Contribution Pension Plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate defined contribution scheme. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

Defined Benefit Pension Plan

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit schemes, the current service cost of providing retirement benefits to employees during the year is charged to operating profit in the year. A credit representing the expected return on assets of the retirement benefit schemes during the year is shown as a financing item in the income statement. This is based on the market value of the assets of the schemes at the start of the financial year. A charge representing the expected increase in the liabilities of the retirement benefit schemes during the year is shown as a financing item in the income statement. This arises as a result of the liabilities of the schemes being one year closer to payment.

Differences between actual and expected returns on assets during the year, experience gains and losses and changes in actuarial assumptions are recognised in the statement of total recognised income and expenses in the period in which they arise. In addition, past service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (vesting period), in which case, the past service costs are amortised on a straight line basis over the vesting period.

The liability or asset recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The discount rate employed in determining the present value of the plan's liabilities is determined by reference to market yields at the balance sheet date on high quality corporate bonds for a term consistent with the currency and the term of the associated post-employment benefit obligations.

Share Based Payments

The Group grants equity settled share based payments to employees (through executive share option schemes and employee sharesave schemes). In the case of these options, the fair value is determined using the binomial valuation model, as measured at the date of grant. The fair value is expensed to the income statement on a straight-line basis over the vesting period, based on an estimate of the number of shares that will eventually vest.

(l) Taxation

Current tax represents the expected tax payable on the taxable income of the year, using tax rates and tax laws enacted at the balance sheet date along with any adjustment to tax payable in respect of previous years.

The Group provides in full for deferred tax assets and liabilities (using the liability method), arising from temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. Such differences result in an obligation to pay more tax or a right to pay less tax in future periods. A deferred tax asset is only recognised where it is probable that future taxable profits will be available against which the temporary differences giving rise to the asset can be utilised.

Deferred tax is measured using tax rates that have been enacted, or substantially enacted, by the balance sheet date and are expected to apply when the asset is realised or the liability is settled.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) Foreign Currency

Functional and Presentation Currency

The individual financial statements of each group entity are measured in the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in euro which is the Company's functional and the Group's presentation currency.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred against equity as qualifying net investments.

Group Companies

The income statement and balance sheet of Group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(1) assets and liabilities at each balance sheet date are translated at the closing rate at the date of the balance sheet.
(2) income and expenses in the income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions).
(3) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations and on borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

(n) Dividends

Interim dividends payable are recognised as a liability of the company when the Board of Directors resolves to pay the dividend and the shareholders have been notified in accordance with the company's Articles of Association. Final dividends of the company are recognised as a liability when they have been approved by the company's shareholders.

(o) Development Grants

Development grants are treated as deferred credits and credited to the income statement over the expected useful lives of the assets to which the grant relates.

(p) Research and Development

Expenditure on research and development is written off in full in the income statement of the period in which it is incurred, unless the criteria set out in IAS 38 'Intangible Assets' relating to capitalisation of development costs are met.

(q) Cash and Cash Equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(r) Segmental Reporting

The Group reports segmental information by class of business and by geographical area. The Group's primary reporting segment, for which more detailed disclosures will be made is by class of business. The Group has two primary reporting segments (i) Convenience Foods and (ii) Ingredients, Agri & Related Properties.

(s) Exceptional Items

Exceptional items are those that, in management's judgement, need to be disclosed by virtue of their size or incidence. Such items are included within the income statement caption to which they relate, and are separately disclosed either in the notes to the consolidated financial statements or on the face of the consolidated income statement.

(t) Derivative Financial Instruments and Hedging Activities

The activities of the Group expose it primarily to the financial risks of changes in foreign exchange rates and interest rates. The Group uses derivative financial instruments such as foreign exchange contracts, interest rate swap agreements and forward rate agreements to hedge these exposures.

Financial Instruments - for the year ended 30th September 2005

Forward foreign exchange contracts and currency options are used to hedge foreign transactional cash flows and accordingly any gains and losses on these contracts are recognised in the income statement when the underlying transaction is settled.

Interest rate swap agreements and similar contracts are used to manage interest rate exposures. Amounts payable or receivable in respect of these derivatives are recognised as adjustments to interest expense over the period of the contracts.

Financial Instruments - for the year ended 29th September 2006

The Group accounts for financial instruments under IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and if so, the nature of the item being hedged. In order to apply hedge accounting for financial instruments under IAS 39, strict criteria, including the existence of formal documentation and the achievement of effectiveness tests must be met. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (a fair value hedge); (2) hedges of a particular risk associated with a recognised asset or liability or a highly probable forecast transaction (cash flow hedge); or (3) hedges of a net investment in a foreign operation (net investment hedge).

Fair Value Hedge

In the case of fair value hedges which satisfy the conditions for hedge accounting, any gain or loss stemming from the remeasurement of the hedging instrument to fair value is reported in the income statement. In addition, any fair value gain or loss on the hedged item, which is attributable to the hedged risk, is adjusted against the carrying amount of the hedged item and reflected in the income statement. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised on an effective interest basis to the income statement with the objective of achieving full amortisation by maturity of the hedged items.

Cash Flow Hedge

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised as a separate component of equity with the ineffective portion being reported in the income statement. When a firm commitment or highly probable forecast transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the non financial asset or liability. Otherwise, the associated gains and losses that had previously been recognised in equity are transferred to the income statement as the cash flows of the hedged item effect the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised as a separate component of equity is kept in equity until the forecast transaction occurs. If a hedged transaction is no longer anticipated to occur, the net cumulative gain or loss recognised in equity is transferred immediately to the income statement.

Where a derivative financial instrument does not qualify for hedge accounting under IAS 32 and IAS 39, hedge accounting is not applied. Any fair value gain or loss on these instruments is recognised in the income statement.

Net Investment Hedge

Where foreign currency borrowings provide an effective hedge against a net investment in a foreign operation, foreign exchange differences are taken directly to a foreign currency translation reserve (being a component of equity). Cumulative gains or losses remain in equity until disposal of the net investment in the foreign operation at which point the related difference is transferred to the income statement as part of the overall gain or loss on sale. Any ineffective portion of the hedge is recognised in the income statement.

greencore group

7. FINANCIAL STATEMENTS

Consolidated income statement for year ended 30th September 2005 and the half year ended 25th *March 2005 (unaudited)*

	FY 2005			H1 2005 (unaudited)		
Amounts in €'000	Pre - exceptional	Exceptional	Total	Pre - exceptional	Exceptional	Total
Continuing operations						
Revenue	1,325,042	–	**1,325,042**	669,330	–	**669,330**
Cost of sales	(930,733)	–	**(930,733)**	(475,180)	–	**(475,180)**
Gross profit	394,309	–	**394,309**	194,150	–	**194,150**
Distribution, administration and other expenses	(292,356)	(74,255)	**(366,611)**	(153,435)	(73,703)	**(227,138)**
Group operating profit/(loss)	101,953	(74,255)	**27,698**	40,715	(73,703)	**(32,988)**
Finance income	33,179	–	**33,179**	16,727	–	**16,727**
Finance costs	(58,274)	–	**(58,274)**	(28,754)	–	**(28,754)**
Share of profit of associates	3,559	–	**3,559**	1,797	–	**1,797**
Profit/(loss) before taxation	80,417	(74,255)	**6,162**	30,485	(73,703)	**(43,218)**
Tax expense	(12,412)	8,289	**(4,123)**	(3,752)	8,290	**4,538**
Result for the period from continuing operations	68,005	(65,966)	**2,039**	26,733	(65,413)	**(38,680)**
Discontinued operations						
Loss from discontinued operations	(3,643)	(38,263)	**(41,906)**	–	–	–
Result for the financial period	**64,362**	**(104,229)**	**(39,867)**	**26,733**	**(65,413)**	**(38,680)**
Attributable to:						
Equity shareholders	62,822	(104,229)	**(41,407)**	25,790	(65,413)	**(39,623)**
Minority interests	1,540	–	**1,540**	943	–	**943**
	64,362	**(104,229)**	**(39,867)**	**26,733**	**(65,413)**	**(38,680)**
		Continuing	**Discontinued**		**Continuing**	**Discontinued**
		€ cent	**€ cent**		**€ cent**	**€ cent**
Basic earnings per share		0.3	(21.7)		(20.6)	–
Diluted earnings per share		0.3	(21.5)		(20.5)	–

Consolidated statement of recognised income and expense for year ended 30th September 2005 and the half year ended 25th March 2005 (unaudited)

Amounts in €'000	FY2005 Total	H1 2005 (unaudited) Total
Result for the financial period	**(39,867)**	**(38,680)**
Actuarial gains/(losses) on defined benefit pension schemes	**(32,622)**	**(18,479)**
Currency translation differences	**766**	**734**
Tax on items taken directly to or transferred from equity	**6,884**	**1,058**
Recognised income and expense	**(64,839)**	**(55,367)**

greencore group

Consolidated balance sheet as at 25th March 2005 (unaudited), 30th September 2005 and 25th September 2004

Amounts in €'000	IFRS 25th Mar 2005	IFRS 30th Sep 2005	IFRS 25th Sep 2004
ASSETS			
Non-current Assets			
Intangible assets	338,958	353,814	338,827
Property, plant and equipment	492,380	484,595	539,356
Investment property	1,150	1,101	1,199
Investments in associates	5,946	6,012	7,388
Financial assets	1,783	645	2,605
Retirement benefit asset	–	6,598	18,058
Deferred tax asset	33,659	34,962	32,356
Total non-current assets	873,876	887,727	939,789
Current Assets			
Inventories	187,972	132,981	140,617
Trade and other receivables	92,862	135,460	130,771
Cash and cash equivalents	97,492	74,102	86,278
Total current assets	378,326	342,543	357,666
Total assets	1,252,202	1,230,270	1,297,455
EQUITY			
Share capital	123,841	125,116	123,647
Share premium	93,149	97,489	92,459
Other reserves	2,287	2,574	1,399
Retained earnings	(12,686)	(31,685)	59,020
	206,591	193,494	276,525
Minority interest	5,344	4,382	4,519
Total equity	211,935	197,876	281,044
LIABILITIES			
Non-current liabilities			
Borrowings	505,166	473,541	475,150
Retirement benefit obligations	68,290	88,486	68,156
Other payables	7,802	8,836	7,709
Government grants	1,741	1,452	1,634
Provisions for other liabilities and charges	961	14,732	8,102
Deferred tax liabilities	49,115	41,373	53,351
Total non-current liabilities	633,075	628,420	614,102
Current liabilities			
Borrowings	11,258	325	363
Trade and other payables	362,066	375,741	367,858
Taxes payable	33,868	27,908	34,088
Total current liabilities	407,192	403,974	402,309
Total liabilities	1,040,267	1,032,394	1,016,411
Total equity and liabilities	1,252,202	1,230,270	1,297,455

greencore group

8. APPENDICES

Appendix I - Consolidated income statement reconciliation between Irish/UK GAAP and IFRS for year ended 30th September 2005

	As reported under Irish/UK GAAP			Pre - exceptional										Exceptional Items	Exceptional Foreign Currency	As reported under IFRS		
						Employee Benefits			Property Leases									
Amounts in £'000	Pre - exceptional	Exceptional	Total	Discontinued Operations	Associates Presentation	Share Based Payments	Other Benefits	Pensions	Lease Incentives	Finance Leases	Goodwill	Taxation	Other			Pre - exceptional	Exceptional	Total
Continuing operations																		
Revenue	1,414,960	–	1,414,960	(76,095)	–	–	–	–	–	–	–	–	(13,823)	–	–	1,325,042	–	1,325,042
Cost of sales	(1,008,380)	–	(1,008,380)	58,767	–	–	–	–	–	–	–	–	18,880	–	–	(930,733)	–	(930,733)
Gross profit	406,580	–	406,580	(17,328)	–	–	–	–	–	–	–	–	5,057	–	–	394,309	–	394,309
Distribution, administration and other expenses	(323,260)	–	(323,260)	22,392	–	(153)	129	(5,872)	(1,408)	68	20,718	–	(4,970)	(74,327)	72	(292,356)	(74,255)	(366,611)
Group operating profit (loss)	83,320	–	83,320	5,064	–	(153)	129	(5,872)	(1,408)	68	20,718	–	87	(74,327)	72	101,953	(74,255)	27,698
Fundamental reorganisation of Greencore Sugar	–	(71,627)	(71,627)	–	–	–	–	–	–	–	–	–	–	71,627	–	–	–	–
Provision for loss on termination of operations	–	(51,171)	(51,171)	–	–	–	–	–	–	–	–	–	–	51,171	–	–	–	–
Disposal of interest in subsidiaries and associates	–	1,909	1,909	–	–	–	–	–	–	–	–	–	–	(1,909)	–	–	–	–
Profit (loss) before financing, associates & tax	83,320	(120,889)	(37,569)	5,064	–	(153)	129	(5,872)	(1,408)	68	20,718	–	87	46,562	72	101,953	(74,255)	27,698
Finance income	1,977	–	1,977	–	–	–	–	31,202	–	–	–	–	–	–	–	33,179	–	33,179
Finance costs	(32,389)	–	(32,389)	–	–	–	–	(25,790)	–	(95)	–	–	–	–	–	(58,274)	–	(58,274)
Share of profit of associates	4,446	–	4,446	–	(990)	–	–	103	–	–	–	–	–	–	–	3,559	–	3,559
Share of interest payable - associates	(386)	–	(386)	–	386	–	–	–	–	–	–	–	–	–	–	–	–	–
Profit/(loss) before taxation	56,968	(120,889)	(63,921)	5,064	(604)	(153)	129	(357)	(1,408)	(27)	20,718	–	87	46,562	72	80,417	(74,255)	6,162
Tax expense	(10,875)	17,273	6,398	(1,421)	604	46	(47)	(108)	422	–	–	(1,008)	(25)	(8,984)	–	(12,412)	8,289	(4,123)
Result for the period from continuing operations	46,093	(103,616)	(57,523)	3,643	–	(107)	82	(465)	(986)	(27)	20,718	(1,008)	62	37,578	72	68,005	(65,966)	2,039
Discontinued operations																		
Loss from discontinued operations	–	–	–	(3,643)	–	–	–	–	–	–	–	–	–	(38,228)	(35)	(3,643)	(38,263)	(41,906)
Result for the financial period	46,093	(103,616)	(57,523)	–	–	(107)	82	(465)	(986)	(27)	20,718	(1,008)	62	(650)	37	64,362	(104,229)	(39,867)
Attributable to:																		
Equity shareholders	44,553	(103,616)	(59,063)	–	–	(107)	82	(465)	(986)	(27)	20,718	(1,008)	62	(650)	37	62,822	(104,229)	(41,407)
Minority interests	1,540	–	1,540	–	–	–	–	–	–	–	–	–	–	–	–	1,540	–	1,540
	46,093	(103,616)	(57,523)	–	–	(107)	82	(465)	(986)	(27)	20,718	(1,008)	62	(650)	37	64,362	(104,229)	(39,867)

Appendix I - Consolidated statement of recognised income and expense for year ended 30th September 2005

	As reported under Irish/UK GAAP			Pre - exceptional										Exceptional Items	Exceptional Foreign Currency	As reported under IFRS
						Employee Benefits			Property Leases							
Amounts in £'000	Pre - exceptional	Exceptional	Total	Discontinued Operations	Associates Presentation	Share Based Payments	Other Benefits	Pensions	Lease Incentives	Finance Leases	Goodwill	Taxation	Other			
Result for the financial period	46,093	(103,616)	(57,523)	–	–	(107)	82	(465)	(986)	(27)	20,718	(1,008)	62	(650)	37	(39,867)
Actuarial gains/(losses) on defined benefit pension schemes	–	–	–	–	–	–	–	(32,622)	–	–	–	–	–	–	–	(32,622)
Currency translation differences	1,033	–	1,033	–	–	–	–	(230)	–	–	–	–	–	–	(37)	766
Tax on items taken directly to or transferred from equity	–	–	–	–	–	257	–	6,627	–	–	–	–	–	–	–	6,884
Recognised income and expense	47,126	(103,616)	(56,490)	–	–	150	82	(26,690)	(986)	(27)	20,718	(1,008)	62	(650)	–	(64,839)
Attributable to:																
Equity shareholders	45,586	(103,616)	(58,030)	–	–	150	82	(26,690)	(986)	(27)	20,718	(1,008)	62	(650)	–	(66,379)
Minority interests	1,540	–	1,540	–	–	–	–	–	–	–	–	–	–	–	–	1,540
	47,126	(103,616)	(56,490)	–	–	150	82	(26,690)	(986)	(27)	20,718	(1,008)	62	(650)	–	(64,839)

greencore group

Appendix II - Consolidated balance sheet reconciliation between Irish/UK GAAP and IFRS as at 30th September 2005

		Employee Benefits			Property Leases								
Amounts in €'000	Irish/UK GAAP	Share Based Payments	Other Benefits	Pensions	Lease Incentives	Finance Leases	Goodwill	Taxation	Dividends	Foreign Currency	Other	Total IFRS Adjustments	IFRS
ASSETS													
Non-current assets													
Intangible assets	330,563	–	–	–	–	–	20,718	–	–	–	2,533	23,251	353,814
Property, plant and equipment	487,492	–	–	–	–	702	–	–	–	–	(3,599)	(2,897)	484,595
Investment property	–	–	–	–	–	–	–	–	–	–	1,101	1,101	1,101
Investments in associates	9,969	–	–	(3,437)	–	–	–	(520)	–	–	–	(3,957)	6,012
Financial assets	645	–	–	–	–	–	–	–	–	–	–	–	645
Retirement benefit asset	–	–	–	6,598	–	–	–	–	–	–	–	6,598	6,598
Deferred tax asset	–	–	–	–	–	–	–	34,962	–	–	–	34,962	34,962
Total non-current assets	828,669	–	–	3,161	–	702	20,718	34,442	–	–	35	59,058	887,727
Current Assets													
Inventories	133,556	–	–	–	–	–	–	–	–	–	(575)	(575)	132,981
Trade and other receivables	135,495	–	–	–	–	–	–	–	–	–	(35)	(35)	135,460
Cash and cash equivalents	74,102	–	–	–	–	–	–	–	–	–	–	–	74,102
Total current assets	343,153	–	–	–	–	–	–	–	–	–	(610)	(610)	342,543
Total assets	1,171,822	–	–	3,161	–	702	20,718	34,442	–	–	(575)	58,448	1,230,270
EQUITY													
Share capital	125,116	–	–	–	–	–	–	–	–	–	–	–	125,116
Share premium	97,489	–	–	–	–	–	–	–	–	–	–	–	97,489
Other reserves	934	874	–		–	–	–	–	–	766	–	1,640	2,574
Retained earnings	(5,667)	(197)	(1,968)	(45,441)	(4,734)	(1,141)	20,718	(6,928)	14,853	(766)	(414)	(26,018)	(31,685)
	217,872	677	(1,968)	(45,441)	(4,734)	(1,141)	20,718	(6,928)	14,853	–	(414)	(24,378)	193,494
Minority interest	4,382	–	–	–	–	–	–	–	–	–	–	–	4,382
Total equity	222,254	677	(1,968)	(45,441)	(4,734)	(1,141)	20,718	(6,928)	14,853	–	(414)	(24,378)	197,876
LIABILITIES													
Non-current liabilities													
Borrowings	471,698	–	–	–	–	1,843	–	–	–	–	–	1,843	473,541
Retirement benefit obligations	–	–	–	88,486	–	–	–	–	–	–	–	88,486	88,486
Other payables	17,588	–	1,815	(17,088)	6,521	–	–	–	–	–	–	(8,752)	8,836
Government grants	1,452	–	–	–	–	–	–	–	–	–	–	–	1,452
Provisions for other liabilities and charges	14,732	–	–	–	–	–	–	–	–	–	–	–	14,732
Deferred tax liabilities	31,445	(677)	(596)	(22,579)	(2,029)	–	–	35,970	–	–	(161)	9,928	41,373
Total non-current liabilities	536,915	(677)	1,219	48,819	4,492	1,843	–	35,970	–	–	(161)	91,505	628,420
Current liabilities													
Borrowings	325	–	–	–	–	–	–	–	–	–	–	–	325
Trade and other payables	389,820	–	749	(217)	242	–	–	–	(14,853)	–	–	(14,079)	375,741
Taxes payable	22,508	–	–	–	–	–	–	5,400	–	–	–	5,400	27,908
Total current liabilities	412,653	–	749	(217)	242	–	–	5,400	(14,853)	–	–	(8,679)	403,974
Total liabilities	949,568	(677)	1,968	48,602	4,734	1,843	–	41,370	(14,853)	–	(161)	82,826	1,032,394
Total equity and liabilities	1,171,822	–	–	3,161	–	702	20,718	34,442	–	–	(575)	58,448	1,230,270

Appendix III - Consolidated income statement reconciliation between Irish / UK GAAP and IFRS for the half year ended 25th March 2005 (unaudited)

Amounts in €'000	As reported under Irish/UK GAAP			Pre - exceptional										Exceptional Items	Exceptional Foreign Currency	As reported under IFRS		
						Employee Benefits			Property Leases									
	Pre - exceptional	Exceptional	Total	Discontinued Operations	Associates Presentation	Share Based Payments	Other Benefits	Pensions	Lease Incentives	Finance Leases	Goodwill	Taxation	Other			Pre - exceptional	Exceptional	Total
Continuing operations																		
Revenue	677,336	-	677,336	-	-	-	-	-	-	-	-	-	(8,006)	-	-	669,330	-	669,330
Cost of sales	(485,610)	-	(485,610)	-	-	-	-	-	-	-	-	-	10,430	-	-	(475,180)	-	(475,180)
Gross profit	191,726	-	191,726	-	-	-	-	-	-	-	-	-	2,424	-	-	194,150	-	194,150
Distribution, administration and other expenses	(156,830)	-	(156,830)	-	-	(68)	(464)	(3,340)	(666)	34	10,304		(2,405)	(74,300)	597	(153,435)	(73,703)	(227,138)
Group operating profit/(loss)	34,896	-	34,896	-	-	(68)	(464)	(3,340)	(666)	34	10,304	-	19	(74,300)	597	40,715	(73,703)	(32,988)
Fundamental reorganisation of Greencore Sugar	-	(71,600)	(71,600)	-	-	-	-	-	-	-	-	-	-	71,600	-	-	-	-
Provision for loss on termination of operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Disposal of interest in subsidiaries and associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit/(loss) before financing, associates & tax	34,896	(71,600)	(36,704)	-	-	(68)	(464)	(3,340)	(666)	34	10,304	-	19	(2,700)	597	40,715	(73,703)	(32,988)
Finance income	1,132	-	1,132	-	-	-	-	15,595	-	-	-	-	-	-	-	16,727	-	16,727
Finance costs	(15,894)	-	(15,894)	-	-	-	-	(12,812)	-	(48)	-	-	-	-	-	(28,754)	-	(28,754)
Share of profit of associates	2,301	-	2,301	-	(549)	-	-	45	-	-	-	-	-	-	-	1,797	-	1,797
Share of interest payable - associates	(182)	-	(182)	-	182	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit/(loss) before taxation	22,253	(71,600)	(49,347)	-	(367)	(68)	(464)	(512)	(666)	(14)	10,304	-	19	(2,700)	597	30,485	(73,703)	(43,218)
Tax expense	(4,395)	6,240	1,845	-	367	20	51	33	199	-	-	-	(27)	2,050	-	(3,752)	8,290	4,538
Result for the period from continuing operations	17,858	(65,360)	(47,502)	-	-	(48)	(413)	(479)	(467)	(14)	10,304	-	(8)	(650)	597	26,733	(65,413)	(38,680)
Discontinued operations																		
Loss from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Result for the financial period	17,858	(65,360)	(47,502)	-	-	(48)	(413)	(479)	(467)	(14)	10,304	-	(8)	(650)	597	26,733	(65,413)	(38,680)
Attributable to:																		
Equity shareholders	16,915	(65,360)	(48,445)	-	-	(48)	(413)	(479)	(467)	(14)	10,304	-	(8)	(650)	597	25,790	(65,413)	(39,623)
Minority interests	943	-	943	-	-	-	-	-	-	-	-	-	-	-	-	943	-	943
	17,858	(65,360)	(47,502)	-	-	(48)	(413)	(479)	(467)	(14)	10,304	-	(8)	(650)	597	26,733	(65,413)	(38,680)

Appendix III - Consolidated statement of recognised income and expense for the half year ended 25th March 2005 (unaudited)

Amounts in €'000	As reported under Irish UK GAAP			Pre - exceptional										Exceptional Items	Exceptional Foreign Currency	As reported under IFRS
						Employee Benefits			Property Leases							
	Pre - exceptional	Exceptional	Total	Discontinued Operations	Associates Presentation	Share Based Payments	Other Benefits	Pensions	Lease Incentives	Finance Leases	Goodwill	Taxation	Other			
Result for the financial period	17,858	(65,360)	(47,502)	-	-	(48)	(413)	(479)	(467)	(14)	10,304	-	(8)	(650)	597	(38,680)
Actuarial gains/(losses) on defined benefit pension schemes	-	-	-	-	-	-	-	(18,479)	-	-	-	-	-	-	-	(18,479)
Currency translation differences	385	-	385	-	-	-	-	946	-	-	-	-	-	-	(597)	734
Tax on items taken directly to or transferred from equity	-	-	-	-	-	86	-	972	-	-	-	-	-	-	-	1,058
Recognised income and expense	18,243	(65,360)	(47,117)	-	-	38	(413)	(17,040)	(467)	(14)	10,304	-	(8)	(650)	-	(55,367)
Attributable to:																
Equity shareholders	17,300	(65,360)	(48,060)	-	-	38	(413)	(17,040)	(467)	(14)	10,304	-	(8)	(650)	-	(56,310)
Minority interests	943	-	943	-	-	-	-	-	-	-	-	-	-	-	-	943
	18,243	(65,360)	(47,117)	-	-	38	(413)	(17,040)	(467)	(14)	10,304	-	(8)	(650)	-	(55,367)

greencore group

Appendix IV - Consolidated balance sheet reconciliation between Irish/UK GAAP and IFRS as at 25th March 2005 (unaudited)

		Employee Benefits			Property Leases								
Amounts in €'000	Irish/UK GAAP	Share Based Payments	Other Benefits	Pensions	Lease Incentives	Finance Leases	Goodwill	Taxation	Dividends	Foreign Currency	Other	Total IFRS Adjustments	IFRS
ASSETS													
Non-current assets													
Intangible assets	326,561	-	-	-	-	-	10,304	-	-	-	2,093	12,397	338,958
Property, plant and equipment	494,860	-	-	-	-	716	-	-	-	-	(3,196)	(2,480)	492,380
Investment property	-	-	-	-	-	-	-	-	-	-	1,150	1,150	1,150
Investments in associates	9,807	-	-	(3,341)	-	-	-	(520)	-	-	-	(3,861)	5,946
Financial assets	1,783	-	-	-	-	-	-	-	-	-	-	-	1,783
Retirement benefit asset	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax asset	-	-	-	-	-	-	-	33,659	-	-	-	33,659	33,659
Total non-current assets	833,011	-	-	(3,341)	-	716	10,304	33,139	-	-	47	40,865	873,876
Current Assets													
Inventories	188,615	-	-	-	-	-	-	-	-	-	(643)	(643)	187,972
Trade and other receivables	92,909	-	-	-	-	-	-	-	-	-	(47)	(47)	92,862
Cash and cash equivalents	97,492	-	-	-	-	-	-	-	-	-	-	-	97,492
Total current assets	379,016	-	-	-	-	-	-	-	-	-	(690)	(690)	378,326
Total assets	1,212,027	-	-	(3,341)	-	716	10,304	33,139	-	-	(643)	40,175	1,252,202
EQUITY													
Share capital	123,841	-	-	-	-	-	-	-	-	-	-	-	123,841
Share premium	93,149	-	-	-	-	-	-	-	-	-	-	-	93,149
Other reserves	934	619	-		-	-	-	-	-	734	-	1,353	2,287
Retained earnings	18,081	(139)	(2,463)	(35,792)	(4,215)	(1,128)	10,304	(5,920)	9,804	(734)	(484)	(30,767)	(12,686)
	236,005	480	(2,463)	(35,792)	(4,215)	(1,128)	10,304	(5,920)	9,804	-	(484)	(29,414)	206,591
Minority interest	5,344	-	-	-	-	-	-	-	-	-	-	-	5,344
Total equity	241,349	480	(2,463)	(35,792)	(4,215)	(1,128)	10,304	(5,920)	9,804	-	(484)	(29,414)	211,935
LIABILITIES													
Non-current liabilities													
Borrowings	503,322	-	-	-	-	1,844	-	-	-	-	-	1,844	505,166
Retirement benefit obligations	-	-	-	68,290	-	-	-	-	-	-	-	68,290	68,290
Other payables	18,329	-	1,830	(18,143)	5,786	-	-	-	-	-	-	(10,527)	7,802
Government grants	1,741	-	-	-	-	-	-	-	-	-	-	-	1,741
Provisions for other liabilities and charges	961	-	-	-	-	-	-	-	-	-	-	-	961
Deferred tax liabilities	35,676	(480)	(694)	(17,081)	(1,806)	-	-	33,659	-	-	(159)	13,439	49,115
Total non-current liabilities	560,029	(480)	1,136	33,066	3,980	1,844	-	33,659	-	-	(159)	73,046	633,075
Current liabilities													
Borrowings	11,258	-	-	-	-	-	-	-	-	-	-	-	11,258
Trade and other payables	370,923	-	1,327	(615)	235	-	-	-	(9,804)	-	-	(8,857)	362,066
Taxes payable	28,468	-	-	-	-	-	-	5,400	-	-	-	5,400	33,868
Total current liabilities	410,649	-	1,327	(615)	235	-	-	5,400	(9,804)	-	-	(3,457)	407,192
Total liabilities	970,678	(480)	2,463	32,451	4,215	1,844	-	39,059	(9,804)	-	(159)	69,589	1,040,267
Total equity and liabilities	1,212,027	-	-	(3,341)	-	716	10,304	33,139	-	-	(643)	40,175	1,252,202

greencore group

Appendix V - Consolidated opening balance sheet reconciliation between Irish/UK GAAP and IFRS as at 25th September 2004 (opening IFRS balance sheet)

		Employee Benefits			Property Leases						
Amounts in €'000	Irish UK GAAP	Share Based Payments	Other Benefits	Pensions	Lease Incentives	Finance Leases	Taxation	Dividends	Other	Total IFRS Adjustments	IFRS
ASSETS											
Non-current assets											
Intangible assets	336,865	-	-	-	-	-	-	-	1,962	1,962	338,827
Property, plant and equipment	541,786	-	-	-	-	731	-	-	(3,161)	(2,430)	539,356
Investment property	-	-	-	-	-	-	-	-	1,199	1,199	1,199
Investments in associates	9,804	-	-	(1,896)	-	-	(520)	-	-	(2,416)	7,388
Financial assets	2,605	-	-	-	-	-	-	-	-	-	2,605
Retirement benefit asset	-	-	-	18,058	-	-	-	-	-	18,058	18,058
Deferred tax asset	-	-	-	-	-	-	32,356	-	-	32,356	32,356
Total non-current assets	891,060	-	-	16,162	-	731	31,836	-	0	48,729	939,789
Current assets											
Inventories	141,279	-	-	-	-	-	-	-	(662)	(662)	140,617
Trade and other receivables	130,771	-	-	-	-	-	-	-	-	-	130,771
Cash and cash equivalents	86,278	-	-	-	-	-	-	-	-	-	86,278
Total current assets	358,328	-	-	-	-	-	-	-	(662)	(662)	357,666
Total assets	1,249,388	-	-	16,162	-	731	31,836	-	(662)	48,067	1,297,455
EQUITY											
Share capital	123,647	-	-	-	-	-	-	-	-	-	123,647
Share premium	92,459	-	-	-	-	-	-	-	-	-	92,459
Other reserves	934	465	-	-	-	-	-	-	-	465	1,399
Retained earnings	75,945	(91)	(2,050)	(16,389)	(3,748)	(1,114)	(7,632)	14,574	(475)	(16,925)	59,020
	292,985	374	(2,050)	(16,389)	(3,748)	(1,114)	(7,632)	14,574	(475)	(16,460)	276,525
Minority interest	4,519	-	-	-	-	-	-	-	-	-	4,519
Total equity	297,504	374	(2,050)	(16,389)	(3,748)	(1,114)	(7,632)	14,574	(475)	(16,460)	281,044
LIABILITIES											
Non-current liabilities											
Borrowings	473,305	-	-	-	-	1,845	-	-	-	1,845	475,150
Retirement benefit obligations	-	-	-	68,156	-	-	-	-	-	68,156	68,156
Other payables	19,861	-	1,927	(19,199)	5,120	-	-	-	-	(12,152)	7,709
Government grants	1,634	-	-	-	-	-	-	-	-	-	1,634
Provisions for other liabilities and charges	8,102	-	-	-	-	-	-	-	-	-	8,102
Deferred tax liabilities	38,040	(374)	(643)	(15,946)	(1,607)		34,068	-	(187)	15,311	53,351
Total non-current liabilities	540,942	(374)	1,284	33,011	3,513	1,845	34,068	-	(187)	73,160	614,102
Current liabilities											
Borrowings	363	-	-	-	-	-	-	-	-	-	363
Trade and other payables	381,891	-	766	(460)	235	-		(14,574)	-	(14,033)	367,858
Taxes payable	28,688	-	-	-	-	-	5,400	-	-	5,400	34,088
Total current liabilities	410,942	-	766	(460)	235	-	5,400	(14,574)	-	(8,633)	402,309
Total liabilities	951,884	(374)	2,050	32,551	3,748	1,845	39,468	(14,574)	(187)	64,527	1,016,411
Total equity and liabilities	1,249,388	-	-	16,162	-	731	31,836	-	(662)	48,067	1,297,455

greencore group

Appendix VI - Reconciliation of restated opening balance sheet as at 1st October 2005

Amounts in €'000	30th September 2005 IFRS Balance Sheet	Reclassification of Financial Assets	Fair Value Financial Derivatives and Borrowings	Associates / JVs Financial Derivatives	1 October 2005 IFRS Balance Sheet
ASSETS					
Non-current assets					
Intangible assets	353,814	–	–	–	353,814
Property, plant and equipment	484,595	–	–	–	484,595
Investment property	1,101	–	–	–	1,101
Investments in associates	6,012	–	–	60	6,072
Financial assets	645	(645)	–	–	–
Available for sale - financial assets	–	645	–	–	645
Retirement benefit asset	6,598	–	–	–	6,598
Deferred tax asset	34,962	–	–	–	34,962
Total non-current assets	887,727	–	–	60	887,787
Current assets					
Inventories	132,981				132,981
Derivatives - positive MV	–	–	320	–	320
Trade and other receivables	135,460	–	–	–	135,460
Cash and cash equivalents	74,102	–	–	–	74,102
Total current assets	342,543	–	320	–	342,863
Total assets	1,230,270	–	320	60	1,230,650
EQUITY					
Share capital	125,116	–	–	–	125,116
Share premium	97,489	–	–	–	97,489
Other reserves	2,574	–	169	–	2,743
Retained earnings	(31,685)	–	(7,874)	60	(39,499)
	193,494	–	(7,705)	60	185,849
Minority interest	4,382	–	–	–	4,382
Total equity	197,876	–	(7,705)	60	190,231
LIABILITIES					
Non-current liabilities					
Borrowings	473,541	–	(16,929)	–	456,612
Derivatives - negative MV (hedges)	–	–	17,968	–	17,968
Derivatives - negative MV (trading)	–	–	6,986	–	6,986
Retirement benefit obligations	88,486	–	–	–	88,486
Other payables	8,836	–	–	–	8,836
Government grants	1,452	–	–	–	1,452
Provisions for other liabilities and charges	14,732	–	–	–	14,732
Deferred tax liabilities	41,373	–	–	–	41,373
Total non-current liabilities	628,420	–	8,025	–	636,445
Current liabilities					
Borrowings	325	–	–	–	325
Derivatives with negative MV	–	–	–	–	–
Trade and other payables	375,741	–	–	–	375,741
Taxes payable	27,908	–	–	–	27,908
Total current liabilities	403,974	–	–	–	403,974
Total liabilities	1,032,394	–	8,025	–	1,040,419
Total equity and liabilities	1,230,270	–	320	60	1,230,650

9. SPECIAL PURPOSE AUDIT REPORT OF PRICEWATERHOUSECOOPERS TO GREENCORE GROUP PLC ("THE COMPANY") ON ITS INTERNATIONAL FINANCIAL REPORTING STANDARDS ('IFRS') FINANCIAL INFORMATION

We have audited the accompanying consolidated IFRS balance sheets of Greencore Group plc and its subsidiaries (the 'Group') as at 25th September 2004 and 30th September 2005, set out on page 18, the related consolidated IFRS income statement for the year ended 30th September 2005, set out on page 17, the 1st October 2005 balance sheet and transition adjustments relating to the adoption of IAS 32 and IAS 39 set out on page 24, and the associated IFRS 1 reconciliations and consolidated IFRS statement of recognised income and expense for the year ended 30th September 2005, as set out on pages 19 to 20 prepared in accordance with the basis of preparation and the provisional IFRS accounting policies set out on pages 10 to 16 (hereinafter referred to as the 'IFRS financial information').

In addition to the above noted opening and year end balance sheets, full year income statement and associated IFRS reconciliations, included with the financial information, set out on pages 17, 18, 21 and 22, are the half year balance sheet, half year income statement and associated IFRS reconciliations. We have not audited the half year balance sheet, half year income statements and associated IFRS reconciliations, and these are not covered by this opinion and do not form part of the above defined IFRS financial information.

The IFRS financial information has been prepared by the Company as part of its transition to IFRS and to establish the financial position, and results of operations of the Group to provide the comparative financial information expected to be included in the first complete set of consolidated IFRS financial statements of the Group for the year ending 29th September 2006.

Respective Responsibilities of Directors and PricewaterhouseCoopers

The directors of the Company are responsible for the preparation of the consolidated IFRS financial information which has been prepared as part of the Group's transition to IFRS. Our responsibilities, as independent auditors, are established in Ireland by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement. Under the terms of engagement, we are required to report to you our opinion as to whether the IFRS financial information has been prepared, in all material respects, in accordance with the basis of preparation and provisional IFRS accounting policies set out on pages 10 to 16.

This report, including the opinion, has been prepared for, and only for, the Company for the purposes of assisting with the Company's transition to IFRS and for no other purpose. To the fullest extent permitted by law, we do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We read the other information contained in this document and consider its implications for our report if we become aware of any apparent misstatements or material inconsistencies with the above defined IFRS financial information.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the IFRS financial information, and of whether the accounting policies are appropriate to the Group's circumstances and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the IFRS financial information.

Emphasis of Matter

Without qualifying our opinion, we draw your attention to the fact that the IFRS financial information may require adjustment before its inclusion as comparative information in the Group's first set of IFRS financial statements for the year ending 29th September 2006. This is because Standards currently in issue and adopted by the EU are subject to interpretations issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC) and further Standards may be issued by the International Accounting Standards Board (IASB) that will be adopted for financial years beginning on or after 1st October 2005.

Additionally, without qualifying our opinion, IFRS is currently being applied in the Republic of Ireland and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS financial statements for the year ending 29th September 2006 may be subject to change.

Furthermore, without qualifying our opinion, we draw attention to the fact that under IFRS, only a complete set of financial statements, comprising a balance sheet, income statement, statement of recognised income and expense and cash flow statement, together with comparative financial information and explanatory notes can provide a fair presentation of the Group's financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion, the accompanying IFRS financial information comprising the consolidated IFRS balance sheets as at 25th September 2004 and 30th September 2005, set out on page 18, the related consolidated IFRS income statement for the year ended 30th September 2005, set out on page 17, the 1st October 2005 balance sheet and transition adjustments relating to the adoption of IAS 32 and IAS 39, set out on page 24, and the associated IFRS 1 reconciliations and consolidated IFRS statement of recognised income and expense for the year ended 30th September 2005, set out on pages 19 to 20, have been prepared, in all material respects, in accordance with the basis of preparation and the provisional IFRS accounting policies set out on pages 10 to 16, which describe how IFRS have been applied under IFRS 1 including the assumption made by the directors about the standards and interpretation expected to be effective and the policies expected to be adopted when the directors prepare the first complete set of IFRS financial statements for the Group for the year ending 29th September 2006.

PricewaterhouseCoopers
Chartered Accountants
Dublin

4th May 2006